                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )

                                   ENStar Inc.
                                   -----------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   29358M 10 8
                                   -----------
                                 (CUSIP Number)

                               Jeffrey J. Michael
                     President and Chief Executive Officer
                                   ENStar Inc.
                            7450 Flying Cloud Drive
                          Eden Prairie, Minnesota  55344
                                 (612) 942-3800
                                 --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 19, 1999
                                  -------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:  [   ]

                                  SCHEDULE 13D
CUSIP No. 29358M-10-8



1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     James H. Michael
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                 7)  SOLE VOTING POWER
                     1,020,965 (1)
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         -0-
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               1,020,965 (1)
WITH
                 10) SHARED DISPOSITIVE POWER
                     -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,020,965 (1)

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.2%

14)  TYPE OF REPORTING PERSON
     IN

(1)  962,164 of these shares are held by 4J2R1C Limited Partnership of which
James H. Michael has beneficial ownership as managing general partner.  5,500 of these shares are options currently exercisable within 60 days of this report.


                             SCHEDULE 13D

CUSIP No. 29358M-10-8



1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     4J2R1C Limited Partnership

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota

                 7)  SOLE VOTING POWER
                     962,164
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         -0-
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               962,164
WITH
                 10) SHARED DISPOSITIVE POWER
                     -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     962,164

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.3%

14)  TYPE OF REPORTING PERSON
     PN



                             SCHEDULE 13D

CUSIP No. 29358M-10-8


1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     Jeffrey J. Michael

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                 7)  SOLE VOTING POWER
                     916,165 (1)
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         -0-
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               916,165 (1)
WITH
                 10) SHARED DISPOSITIVE POWER
                     -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     916,165 (1)

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.3%

14)  TYPE OF REPORTING PERSON
     IN

(1) 865,666 of these shares are held by 3J2R Limited Partnership of which Jeffrey J. Michael has beneficial ownership as managing general partner.
45,500 of these shares are options currently exercisable within 60 days of this report.


                             SCHEDULE 13D

CUSIP No. 29358M-10-8



1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     3J2R Limited Partnership

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [   ]
     (b)  [ X ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
     Not applicable.

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota

                 7)  SOLE VOTING POWER
                     865,666
NUMBER OF
SHARES           8)  SHARED VOITING POWER
BENEFICIALLY         -0-
OWNED BY EACH
REPORTING        9)  SOLE DISPOSITIVE POWER
PERSON               865,666
WITH
                 10) SHARED DISPOSITIVE POWER
                     -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     865,666

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%

14)  TYPE OF REPORTING PERSON
     PN



                           SCHEDULE 13D

     This initial Schedule 13D supersedes and replaces in its entirety: (1) the Schedule 13G dated December 29, 1997 filed by James H. Michael and 4J2R1C Limited Partnership, and all amendments thereto, and (2) the Schedule 13G dated December 29, 1997 filed by Jeffrey J. Michael and 3J2R Limited Partnership, and all amendments thereto.

Item 1.   Security and Issuer.

          This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of ENStar Inc., a Minnesota corporation ("ENStar"). The address of the principal executive offices of ENStar is 7450 Flying Cloud Drive, Eden Prairie, Minnesota 55344.

Item 2.   Identity and Background.

          (a) This statement is filed by and on behalf of James H. Michael, 4J2R1C Limited Partnership, Jeffrey J. Michael and 3J2R Limited Partnership (collectively, the "Reporting Persons"). James H. Michael and Jeffrey J. Michael are the general partners of 4J2R1C Limited Partnership, and Jeffrey J. Michael is the sole general partner of 3J2R.

          (b) The principal business address of each of the Reporting Persons is 6479 City West Parkway, Eden Prairie, Minnesota 55344-3246. Both 4J2R1C Limited Partnership and 3J2R Limited Partnership are Minnesota limited partnerships that are principally engaged in the business of real estate, equity and other forms of investment.

          (c) James H. Michael is a member of the Board of Directors of ENStar. Jeffrey J. Michael is the President and Chief Executive Officer and a member of the Board of Directors of ENStar. ENStar is a holding company. Its principal subsidiaries are Americable, Inc. and Enstar Networking corporation. ENStar also owns 2,050,000 shares of common stock of CorVel Corporation, or an approximate 25% interest. ENStar also owns 1,350,000 shares in Vicom Incorporation, or an approximate 38.5% interest.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

          (f) Both James H. Michael and Jeffrey J. Michael are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

          On July 19, 1999, the Reporting Persons entered into a letter of intent with a Special Committee of the Board of Directors of ENStar pursuant to which the Reporting Persons will acquire all of the shares of Common Stock of ENStar not owned or controlled by the Reporting Persons for a price of $12.50 per share. The Special Committee's approval of the transaction, which will take the form of a merger between ENStar and a corporation formed by the Reporting Persons, is subject to the negotiation and approval of a definitive merger agreement and related documents, approval by a majority of the shares of Common Stock of ENStar not held by the Reporting Persons, the receipt of any necessary governmental or other approvals and any other terms and conditions established in the definitive merger agreement.

          The Reporting Persons have not paid any amount of funds or other consideration in connection with entering into the letter of intent.

Item 4.   Purpose of Transaction.

          On July 19, 1999, the Reporting Persons entered into a letter of intent with a Special Committee of the Board of Directors of ENStar pursuant to which the Reporting Persons will acquire all of the shares of Common Stock of ENStar not owned or controlled by the Reporting Persons for a price of $12.50 per share. The Special Committee's approval of the transaction, which will take the form of a merger between ENStar and a corporation formed by the Reporting Persons, is subject to the negotiation and approval of a definitive merger agreement and related documents, approval by a majority of the shares of Common Stock of ENStar not held by the Reporting Persons, the receipt of any necessary governmental or other approvals and any other terms and conditions established in the definitive merger agreement.

          In the event the merger is consummated, the Reporting Persons expect that shortly thereafter, the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated and the Common Stock will cease to be reported on the Nasdaq National Market. In addition, the Reporting Persons expect that at the effective time of the merger the composition of the board of directors of ENStar will change. However, the Reporting Persons are not certain at this time who will serve as members of the board of directors of ENStar after the merger.

          The foregoing summary of the letter of intent is qualified in its entirety by reference to a copy of the letter of intent incorporated by reference as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

          Except as otherwise provided in this Item 4 and other than as to matters that Jeffrey J. Michael as President and Chief Executive Officer of ENStar, and James H. Michael, as a member of the Board of Directors of ENStar, may consider and discuss with other ENStar officers and board members from time to time, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

          - the acquisition by any person of additional securities of ENStar or the disposition of securities of ENStar;

          - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ENStar;
          - a sale or transfer of a material amount of assets of ENStar;
          - any change in the present board of directors or management of ENStar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          - any material change in the present capitalization or dividend policy of ENStar;
          - any other material change in ENStar's business or corporate structure;
          - changes in ENStar's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ENStar by any person;
          - causing a class of securities of ENStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          - a class of equity securities of ENStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or
          - any action similar to any of those listed above.

Item 5.   Interest in Securities of the Issuer.

          (a) As of July 19, 1999, each of the Reporting Persons beneficially owned the following amounts of Common Stock (the percentages shown are based upon 2,976,723 shares outstanding, as set forth in ENStar's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999):

               1. James H. Michael beneficially owned 1,020,965 shares (34.2% of the Common Stock). He has sole voting and dispositive power with respect to all such shares. Included within the 1,020,965 shares of Common Stock of which James H. Michael has sole voting and dispositive power are 962,164 shares of Common Stock held by 4J2R1C Limited Partnership and 5,500 shares of Common Stock issuable pursuant to outstanding options held by Mr. Michael that are fully exercisable.

               2. Jeffrey J. Michael beneficially owned 916,165 shares (30.3% of the Common Stock). He has sole voting and dispositive power with respect to all such shares. Included within the 916,165 shares of Common Stock of which Jeffrey J. Michael has sole voting and dispositive power are 865,666 shares of Common Stock held by 3J2R Limited Partnership and 45,500 shares of Common Stock issuable pursuant to outstanding options held by Mr. Michael that are fully exercisable.

               3. 4J2R1C Limited Partnership beneficially owned 962,164 shares (32.3% of the Common Stock). 4J2R1C Limited Partnership has sole voting and dispositive power with respect all such shares.

               4. 3J2R Limited Partnership beneficially owned 865,666 shares (29.1% of the Common Stock). 3J2R Limited Partnership has sole voting and dispositive power with respect all such shares.

               5. The Reporting Persons beneficially owned an aggregate of 1,937,130 shares (64.0% of the Common Stock).

          (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

          (c) None of the Reporting Persons has effected any transactions in the Common Stock of ENStar during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described under "Item 4. Purpose of Transaction," on July 19, 1999, the Reporting Persons entered into a letter of intent with a Special Committee of the Board of Directors of ENStar pursuant to which the Reporting Persons will acquire all of the shares of Common Stock of ENStar not owned or controlled by the Michael family for a price of $12.50 per share. The Special Committee's approval of the transaction, which will take the form of a merger between ENStar and a corporation formed by the Reporting Persons, is subject to the negotiation and approval of a definitive merger agreement and related documents, approval by a majority of the shares of Common Stock of ENStar not held by the Reporting Persons, the receipt of any necessary governmental or other approvals and any other terms and conditions established in the definitive merger agreement. See "Item 4. Purpose of Transaction" for more detail.

           Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 1 to this Schedule 13D and is incorporated herein by this reference.

           Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of ENStar.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1     Letter of Intent dated July 19, 1999.

          Exhibit 2 Agreement among James H. Michael, Jeffrey J. Michael, 4J2R1C Limited Partnership and 3J2R Limited Partnership.

                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 29, 1999                             /s/ James H. Michael
                                          --------------------
                                          James H. Michael, Individually



                                          4J2R1C LIMITED PARTNERSHIP



                                      By: /s/ James H. Michael
                                          --------------------
                                          James H. Michael
                                          General Partner



                                      By: /s/ Jeffrey J. Michael
                                          ----------------------
                                          Jeffrey J. Michael
                                          General Partner



                                          /s/ Jeffrey J. Michael
                                          ----------------------
                                          Jeffrey J. Michael, Individually



                                      3J2R LIMITED PARTNERSHIP



                                      By: /s/ Jeffrey J. Michael
                                          ----------------------
                                          Jeffrey J. Michael
                                          Managing General Partner

                           EXHIBIT INDEX



Exhibit
  No.      Description                                  Method of Filing
-------    -----------                                  ----------------

   1       Letter of Intent dated July 19, 1999.        Filed herewith
                                                        electronically

   2       Agreement among James H. Michael,
           Jeffrey J. Michael, 4J2R1C Limited
           Partnership and 3J2R Limited Partnership     Filed herewith
                                                        electronically
